UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2013

1-15240

(Commission File Number)

JAMES HARDIE INDUSTRIES plc

(F/K/A “JAMES HARDIE INDUSTRIES SE”)

(Translation of registrant’s name into English)

Europa House, Second Floor

Harcourt Centre

Harcourt Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.… Form 40-F………

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Safe Harbor Statement	3
Exhibit Index	4
Signatures	5

Safe Harbor Statements

This Form 6-K contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
¡

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Appendix 3B – 5 June 2013
99.2	Appendix 3B – 7 June 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries plc
Date: 10 June 2013	By: /s/ Marcin Firek

Marcin Firek
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Appendix 3B – 5 June 2013
99.2	Appendix 3B – 7 June 2013